FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)
February 15, 2022
Via EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Mr. Ethan Horowitz
Ms. Wei Lu

Re:	EOG Resources, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2020 - Filed February 25, 2021
Response Letter dated November 30, 2021
File No. 001-09743

Ladies and Gentlemen:
On behalf of EOG Resources, Inc. (the “Company”, “EOG”, “we”, “us” or “our”), I hereby submit the Company’s responses to the comments received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission” or “SEC”) set forth in the Staff’s letter to the Company, dated January 18, 2022, with respect to (i) the Company’s Form 10-K for the fiscal year ended December 31, 2020 filed with the Commission via the Commission’s EDGAR system on February 25, 2021 (“2020 Form 10-K”) and (ii) the Company’s letter, dated November 30, 2021, in response to the comments of the Staff with respect to the 2020 Form 10-K set forth in the letter from the Staff to the Company dated October 29, 2021.
Pursuant to 17 C.F.R. § 200.83 (“Rule 83”), the Company requests confidential treatment for its response to Staff comment 4. Specifically, the Company requests that its response to Staff comment 4 that has been redacted from the version of this letter filed via the Commission’s EDGAR system and marked by bracketed asterisks (“[***]”) be maintained in confidence, not be made part of any public record and not be disclosed to any person, including in response to any request under the Freedom of Information Act, 5 U.S.C. § 552 (“FOIA”), as such response contains confidential information. An unredacted version of this letter is being provided to the Commission under separate cover along with the request for confidential treatment under Rule 83.

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
February 15, 2022

For your convenience, each response below is preceded by the Staff’s comment to which the response relates.

Form 10-K for the Fiscal Year Ended December 31, 2020

Response Letter Dated November 30, 2021
1.    We note from your response to prior comment 2 that there are various interrelated factors that could impact the demand for, and prices of, crude oil, natural gas and NGLs. In view of this, it appears that you should provide more detailed disclosure describing the risks specifically associated with developments regarding climate change. For example, your existing disclosure makes reference to energy conservation measures, alternative fuel requirements and climate change-related initiatives, but does not appear to fully explain the indirect consequences of these types of business trends in the context of your particular facts and circumstances.

Response:    In recognition of developments in climate change disclosure practices since the filing of our 2020 Form 10-K and in response to the Staff’s comment, we will include in our future Form 10-K filings (beginning with our Form 10-K for the fiscal year ended December 31, 2021 to be filed with the Commission on or about February 24, 2022 (“2021 Form 10-K”)) an additional risk factor (i) more specifically discussing the risks associated with climate change-related developments and (ii) referencing our existing risk factor disclosures related to climate change matters.
We anticipate such risk factor will read substantially as follows (subject to final EOG internal review and revision):
Developments related to climate change may have a material and adverse effect on us.
Governmental and regulatory bodies, investors, consumers, industry and other stakeholders have been increasingly focused on climate change matters in recent years. This focus, together with changes in consumer and industrial/commercial behavior, preferences and attitudes with respect to the generation and consumption of energy, the use of fossil fuels and the use of products manufactured with, or powered by, fossil fuels, may result in (i) the enactment of climate change-related regulations, policies and initiatives (at the government, corporate and/or investor community levels), including alternative energy requirements and energy conservation measures, (ii) technological advances with respect to the generation, transmission, storage and consumption of energy (e.g., wind, solar and hydrogen power, smart grid technology and battery technology) and (iii)  increased availability of, and increased consumer and industrial/commercial demand for, non-fossil fuel energy sources (e.g., alternative energy sources) and products manufactured with, or powered by, non-fossil fuel sources (e.g., electric vehicles and renewable residential and commercial power supplies). These developments may adversely affect the demand for products manufactured with, or powered by, energy opportunity growth

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
February 15, 2022

fossil fuels and the demand for, and in turn the prices of, the crude oil, natural gas and NGLs that we sell. See the risk factor above for a discussion of the impact of commodity prices (including fluctuations in commodity prices) on our financial condition, cash flows and results of operations.
In addition to potentially adversely affecting the demand for, and prices of, the crude oil, natural gas and NGLs that we sell, such developments may also adversely impact, among other things, the availability to us of necessary third-party services and facilities that we rely on, which may increase our operational costs and adversely affect our ability to explore for, produce, transport and process crude oil, natural gas and NGLs and successfully carry out our business strategy. For further discussion of the potential impact of such risks on our financial condition and results of operations, see the discussion in the section below entitled “Risks Related to our Operations”.
Further, climate change-related developments may result in negative perceptions of the oil and gas industry and, in turn, reputational risks associated with the exploration for, and production of, hydrocarbons. Such negative perceptions and reputational risks may adversely affect our ability to successfully carry out our business strategy, for example, by adversely affecting the availability and cost to us of capital. For further discussion of the potential impact of such risks on our financial condition, cash flows and results of operations, see the discussion below in this section and in the section below entitled “Risks Related to Regulatory and Legal Matters”.
In addition, the enactment of climate change-related regulations, policies and initiatives (at the government, corporate and/or investor community levels) may also result in increases in our compliance costs and other operating costs and have other adverse effects (e.g., greater potential for governmental investigations or litigation). For further discussion regarding the risks to us of climate change-related regulations, policies and initiatives, see the discussion below in the section entitled “Risks Related to Regulatory and Legal Matters”.
In our future Form 10-K filings, beginning with our 2021 Form 10-K filing, we will also revise, as appropriate, the “Regulation” and/or “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of our filings, to reference such risks and this additional risk factor disclosure.

energy opportunity growth

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
February 15, 2022

2.    Your response to prior comment 2 states that as a result of reputational risks from the exploration for, and production of, crude oil, natural gas and NGLs, you could experience an increased cost of capital. However, it does not appear that risk factor disclosure in your Form 10-K explains how these types of reputational risks could expose you to potential adverse consequences related to your ability to obtain needed financing on satisfactory terms. Revise your disclosure accordingly.

Response:    In recognition of developments in climate change disclosure practices since the filing of our 2020 Form 10-K and in response to the Staff’s comment, we will include in our future Form 10-K filings, beginning with our 2021 Form 10-K filing, expanded risk factor disclosure regarding the potential for reputational risks associated with the exploration for, and production of, fossil fuel products to impact the availability and cost to us of capital.
We anticipate we will provide such disclosure by adding disclosure to our existing risk factor entitled “We have substantial capital requirements, and we may be unable to obtain needed financing on satisfactory terms, if at all” (set forth in the section entitled “Risks Related to our Financial Condition, Results of Operations and Cash Flows”), and anticipate such additional disclosure will read substantially as follows (subject to final EOG internal review and revision):
In addition, companies in the oil and gas sector may be exposed to increasing reputational risks and, in turn, certain financial risks. Specifically, certain financial institutions (including certain investment advisors and sovereign wealth, pension and endowment funds), in response to concerns related to climate change and the requests and other influence of environmental groups and similar stakeholders, have elected to shift some or all of their investments away from fossil fuel-related sectors, and additional financial institutions and other investors may elect to do likewise in the future. As a result, fewer financial institutions and other investors may be willing to invest in, and provide capital to, companies in the oil and gas sector. A material reduction in capital available to the oil and gas sector could make it more difficult (e.g., due to a lack of investor interest in our equity or debt securities) and/or more costly (e.g., due to higher interest rates on our debt securities or other borrowings) to secure funding for our operations, which, in turn, could adversely affect our ability to successfully carry out our business strategy and have a material and adverse effect on our business, financial condition and operations.
In our future Form 10-K filings, beginning with our 2021 Form 10-K filing, we will also revise, as appropriate, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of our filings, to reference such risks and this additional risk factor disclosure.

energy opportunity growth

FOIA confidential treatment requested by EOG Resources, Inc.
Pursuant to 17 C.F.R. § 200.83 (Rule 83)

United States Securities and Exchange Commission
Division of Corporation Finance
February 15, 2022

3.    We note the discussion in your response to prior comment 5 regarding transition risks related to climate change. Please expand your existing disclosure to specifically describe transition risks such as technological advances in energy storage and power generation and more directly explain how alternative energy sources could affect the behavior of your customers (e.g., due to the use of hybrid or electric vehicles). In addition, provide disclosure explaining how perceptions of the oil and gas industry could affect your ability to successfully implement the business strategy described in your Form 10-K.

Response:    Please see above our responses to Staff comments 1 and 2, including the additional risk factor disclosure set forth in our responses and to be included in our future Form 10-K filings, beginning with our 2021 Form 10-K filing.

4.    Your response to prior comment 6 states that expenditures associated with compliance activities related to safety and environmental regulations (including climate-related laws and regulations that are currently applicable to your business and operations) are included in “Lease and Well” expense or in “General and Administrative” expense within your consolidated income statements. Describe for us in greater detail how you were able to conclude the amounts incurred were not material and your consideration of the disclosure requirement per Item 101(c)(2)(i) of Regulation S-K.

Response:    [***]
_______________

If you have any questions regarding the foregoing, please contact me at 713-651-6946 or Amos Oelking, the Company’s Senior Counsel, at 713-651-7146.
Sincerely,

/s/ TIMOTHY K. DRIGGERS
Timothy K. Driggers
Executive Vice President and Chief Financial Officer

cc:	Mr. William R. Thomas
Mr. Ezra Y. Yacob
Mr. Michael P. Donaldson
Ms. Ann D. Janssen
Mr. Gary Y. Peng
energy opportunity growth